Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement [Form S-3] and related Prospectus of OncoGenex Pharmaceuticals, Inc. for the registration of an indeterminate number of shares of common stock and preferred stock, and an indeterminate number of warrants to purchase common stock or preferred stock and an indeterminate amount of debt securities and to the incorporation by reference therein of our report dated February 25, 2009, with respect to the consolidated financial statements included in its Annual Report [Form 10-K] for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

Vancouver, Canada, June 26, 2009.	/s/ Ernst & Young LLP Chartered Accountants